UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

04006932

January 27, 2004

Shelly J. Dropkin
Assistant General Counsel
Citigroup Inc.
425 Park Avenue
New York, NY 10043

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1-27-2004

Re: Citigroup Inc.
Incoming letter dated December 16, 2003

Dear Ms. Dropkin:

This is in response to your letter dated December 16, 2003 concerning the shareholder proposal submitted to Citigroup by the SEIU Master Trust. We also have received a letter from the proponent dated January 9, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
FEB 04 2004
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Steve Abrecht
Executive Director of Benefit Funds
SEIU Master Trust
1313 L Street, N.W.
Washington, DC 20005

83/001

Shelley J. Dropkin
Assistant General Counsel

Citigroup Inc.
425 Park Avenue
New York, NY 10043
Tel (212) 793-7396
Fax (212) 793-7600

December 16, 2003

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Stockholder Proposal to Citigroup Inc. of the Service Employees International Union Master Trust (the "Proponent")

Dear Sir or Madam:

Pursuant to Rule 14a-8(d) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed herewith for filing are six copies of a stockholder proposal and supporting statement submitted by the Proponent for inclusion in the proxy to be furnished to stockholders by Citigroup in connection with its annual meeting of stockholders to be held on April 20, 2004. Also enclosed for filing are six copies of a statement outlining the reasons Citigroup Inc. deems the omission of the attached stockholder proposal from its proxy statement and form of proxy to be proper pursuant to Rules 14a-8(i)(7), promulgated under the Act.

Rule 14a-8(i)(7) under the Act provides that a registrant may omit a shareholder proposal from a company's proxy statement and form of proxy if it deals with a matter relating to the company's ordinary business operations.

By copy of this letter and the enclosed material, Citigroup Inc. is notifying the Proponent of its intention to omit this proposal from its proxy statement and form of proxy. Citigroup Inc. currently plans to file its definitive proxy soliciting material with the Securities and Exchange Commission on or about March 16, 2004.

Kindly acknowledge receipt of this letter and the enclosed material by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed, stamped envelope. If you have any comments or questions concerning this matter, please contact me at 212 793 7396.

Very truly yours,

Shelley J. Dropkin
Assistant General Counsel

Enclosures

cc: Mr. Steve Albrecht
SEIU Master Trust

STATEMENT OF INTENT TO OMIT STOCKHOLDER PROPOSAL

Citigroup Inc., a Delaware corporation ("Citigroup" or the "Company"), intends to omit the stockholder proposal and supporting statement (the "Proposal,") a copy of which is annexed hereto as Exhibit A, submitted by the Service Employees International Union Master Trust (the "Proponent") for inclusion in its proxy statement and form of proxy (together, the "2004 Proxy Materials") to be distributed to stockholders in connection with the Annual Meeting of Stockholders to be held on April 20, 2004.

The Proposal requests the Company to prepare and submit to the shareholders a report, updated annually, containing: (i) policies for political contributions made with corporate funds, political action committees sponsored by the Company, and employee political contributions solicited by senior executives of the Company, including policies on contributions and donations to federal, state and local political candidates, political parties, political committees, and other political entities organized and operating under 26 USC Sec. 527; (ii) an accounting of the Company's resources, including property and personnel contributed or donated to any of the persons and organizations described above; (iii) a business rationale for each of the Company's political contributions or donations; and (iv) identification of the person or persons in the Company who participated in making the decisions to contribute or donate.

It is Citigroup's belief that the Proposal may be omitted pursuant to Rule 14a-8(i)(7). Rule 14a-8(i)(7) provides that a proposal may be omitted if it "deals with a matter relating to the company's ordinary business operations."

THE PROPOSAL MAY BE OMITTED BECAUSE IT WOULD REQUIRE THE COMPANY TO PREPARE AND SUBMIT A REPORT TO SHAREHOLDERS ON MATTERS THAT IMPLICATE COMPANY INTERESTS IN THE POLITICAL AND LEGISLATIVE ARENA WHICH ARE AN INTEGRAL PART OF ITS ORDINARY BUSINESS OPERATIONS

Having to provide the disclosures requested in the Proposal would impede management's ability to most effectively develop strategies regarding the Company's interests in the political and legislative arena. Decisions on such matters are integral to the Company's ordinary business operations, and therefore, the Proposal may be omitted pursuant to Rule 14a-8(i)(7).

I. Legislative Actions Directly Impact the Company's Activities, Products, Services and Operations

The activities, products, services, and operations of Citigroup and its subsidiaries are all subject to a host of legislative and regulatory requirements and limitations. Citigroup is a bank holding company registered with, and subject to examination by, the Board of Governors of the Federal Reserve System ("FRB"). The nationally chartered banking subsidiaries are supervised and examined by the Office of the Comptroller of the Currency, federal savings bank subsidiaries are regulated by the Office of Thrift Supervision, and state-chartered depository institution subsidiaries are supervised by banking departments within their respective states, as well as the Federal Deposit Insurance Corporation.

These entities are subject to requirements and restrictions under federal and state laws, including requirements to maintain reserves against deposits, restrictions on the types and amounts of loans that may be made and the interest that may be charged, as well as limitations on the types of investments that may be made and the types of services that may be offered. Various consumer laws and regulations also affect the operations of the Company's banking subsidiaries.

The Company's earnings and activities are affected in many different ways by legislation, by actions of its regulators and by local legislative bodies in jurisdictions in which the Company and its subsidiaries conduct business. The Company's insurance subsidiaries are subject to regulation in various states in which they transact business. The regulation, supervision, and administration relate, among other things, to the standards of solvency that must be met and maintained, the licensing of insurers and their agents, the lines of insurance in which they may engage, the nature of limitations on investments, premium rates, restrictions on the size of risks that may be insured under a single policy, and other restrictions and limitations. Certain U.S. subsidiaries are subject to various securities and commodities regulations and capital adequacy requirements promulgated by the regulatory and exchange authorities of the jurisdictions in which they operate. The Company's U.S. registered broker/dealer subsidiaries are subject to the Securities and Exchange Commission's ("Commission") rules and regulations and the Company's investment adviser subsidiaries are subject to the Investment Advisers Act of 1940.

The Company's strategies for supporting and interacting with legislators at the federal and state level are implemented in the ordinary course of its business. Accordingly, the disclosures requested concerning the Company's policies, its decisions related to allocation of resources and personnel, its business rationale for each expenditure it makes in the legislative and political arena, and the identification of the Company's decision-makers on such matters, infringe upon core management functions. Moreover, a decision to report or not report to shareholders on such matters also falls squarely within management's discretion and constitutes an ordinary business operation that does not transcend day-to-day business matters.

In NiSource Inc. (March 22, 2002), the Staff of the Division of Corporate Finance ("Staff") declined to recommend enforcement action against a company that omitted a proposal requesting the elimination of the company's political action committee pursuant to Rule 14a-8(i)(7), because the political activities of the company, an energy-utility-based holding company of subsidiaries subject to regulation by various federal and state regulatory agencies, related to the company's products and services.

II. Decisions Related to Allocation of Resources and Personnel Are Core Management Functions

The Proposal requests disclosure related to allocation of funds and personnel, as well as identification of officers responsible for the Company's decision-making with respect to political donations. Management of resources and personnel fall within the categories of ordinary business discussed in Exchange Act Release No. 34-40018 (the "1998 Release"). There, in explaining the policy underlying the ordinary business exclusion the Commission stated, in part: "Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Because of the significant impact legislation can have on its business, managing the Company's involvement in the political process is a core management function. As such, any disclosure surrounding its application of resources or personnel in this area falls squarely within its ordinary business operations.

In Niagara Mohawk Holdings, Inc. (March 5, 2001), the Staff declined to recommend enforcement action against a company that omitted a stockholder proposal pursuant to Rule 14a-8(i)(7), which would require a committee of directors to prepare a report evaluating the legislative and regulatory impact on the company from pension-related proposals under consideration by national policy makers. The proposal did not recommend any action other than preparation of the report, and the subject matter of the report was the legislative and regulatory impact on employee benefits, a matter related to management's ordinary business operations. Similarly, the Proposal requests preparation of a report which would detail the Company's strategies on legislative and political matters that directly or indirectly impact its day-to-day business operations. As such, the Proposal should be excluded under Rule 14a-8(i)(7).

III. The Proposal Improperly Micro-Manages Citigroup's Core Management Functions

The Proposal would micro-manage Citigroup's management functions by imposing specific reporting requirements on the Company's political contributions, which directly impact the Company's activities, products, services and operations. The second consideration articulated by the Commission in the 1998 Release in defining the ordinary business exclusion is "the degree to which a proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

Legislative and political processes are complex and strategies for dealing with them are inherently complicated. As such, these are not matters which shareholders, as a group, could properly and coherently oversee making it inappropriate to report to shareholders on them.

In addition, by seeking greater transparency and accountability related to the Company's strategies for advancing its business interests through legislative and political means, the Proposal would micro-manage Citigroup's management function as it relates to the products and services it is permitted by law and regulation to offer. This is a matter dealt with by management on a day-to-day basis and, therefore, constitutes ordinary business operations.

In Pepsico, Inc. (March 13, 2003), a proposal seeking greater transparency in tax reporting requested a detailed report to shareholders explaining "each tax break that provides the company more than $5 million in tax savings," could be omitted under Rule 14a-8(i)(7) as it relates to the company's tax planning and sources of financing, matters dealt with by management on a day-to-day basis. See also Willamette Industries, Inc. (March 20, 2001) (proposal seeking report detailing company's environmental problems, an evaluation of management's culpability for fines and company efforts to resolve such problems, excluded because proposal sought to micro-manage by probing into technical challenges facing the company that shareholders without such training could not evaluate).

Conclusion

For the foregoing reasons, the Company believes the Proposal may be omitted pursuant to Rule 14a-8(i)(7).

SHAREHOLDER PROPOSAL

Resolved, that the shareholders of Citigroup Inc. (the "Company") hereby request that the Company prepare and submit to the shareholders of the Company a separate report, updated annually, containing the following information:

a. Policies for political contributions made with corporate funds, political action committees sponsored by the Company, and employee political contributions solicited by senior executives of the Company. This shall include, but not be limited to, policies on contributions and donations to federal, state and local political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527;
b. An accounting of the Company's resources, including property and personnel, contributed or donated to any of the persons and organizations described above;
c. A business rationale for each of the Company's political contributions or donations; and
d. Identification of the person or persons in the Company who participated in making the decisions to contribute or donate.

Statement of Support

As shareholders, we support policies that apply transparency and accountability to corporate political giving.

There is currently no single source of information providing comprehensive disclosure to the Company's shareholders on political contributions made with corporate funds. Without full transparency, we believe Company executives may be able to inappropriately direct corporate resources for political purposes and make decisions unilaterally without a stated business rationale for such donations.

The result is that shareholders are unaware of how and why the Company chooses to make corporate contributions and the political ends being furthered by the gift of corporate funds. Company officials may, in fact, be funding groups and candidates whose agendas are not in the best interest of the Company and its shareholders.

According to the Center for Responsive Politics, a leading campaign finance watchdog organization, our Company contributed $1.6 million to major party committees and political dinners in the 2002 election cycle. However, shareholders do not know whether that is the full extent of the utilization of our Company's resources for political purposes.

In our view absent a system of accountability, corporate executives will be free to use the Company's assets in ways that could pose reputational and legal risks for the company.

For these reasons, we urge a vote FOR this resolution.

SEIU
Stronger Together

January 9, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Chief Counsel, Division of Corporation Finance

Re: Request by Citigroup, Inc. to omit shareholder proposal submitted by the Service Employees International Union Master Trust

Dear Sir/Madam,

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the Service Employees International Union Master Trust (the "Trust") submitted a shareholder proposal (the "Proposal") to Citigroup, Inc. ("Citigroup" or the "Company"). The Proposal requests that Citigroup report to its shareholders regarding (1) its policies governing political contributions, (2) corporate resources contributed to specified persons and organizations, (3) the business rationale for each political contribution, and (4) the person or persons responsible for making decisions regarding each political contribution.

By letter dated December 16, 2003 (the "No-Action Request"), Citigroup stated that it intends to omit the Proposal from the proxy materials to be sent to shareholders in connection with the 2004 annual meeting of shareholders and asked for assurance that the Staff would not recommend enforcement action if it did so. Citigroup argues that the Proposal is excludable under Rule 14a-8(i)(7) as relating to the Company's ordinary business operations, because Citigroup's participation in the political and legislative arenas directly affects its activities, products, services and operations; the Company's decisions regarding allocation of resources and personnel are core management functions; and the Proposal would improperly micro-manage Citigroup's day-to-day operations. As discussed below in more detail, each of these contentions is without merit.

The Staff has consistently taken the position over several decades that shareholder proposals dealing with "general political activities," including political contributions, do not implicate companies' ordinary business operations and thus are not excludable under Rule 14a-8(i)(7). See, e.g., American Telephone and Telegraph Company (Jan. 11, 1984); International Business Machines Corporation (Mar. 7, 1988); General Motors Corporation (Mar. 10, 1989); General Electric Company (Feb. 22, 2000); cf. ConAgra, Inc. (June 10, 1998) (allowing exclusion and stating that "[w]hile the subject-matter of political contributions does not necessarily involve matters relating to the Company's ordinary business operations, we note in particular that the proposal if implemented would require the Company to supplement the disclosures made in its annual report on Form 10-K and other periodic reports").

The Staff has carved out a very limited exception to this position for political activities, especially lobbying, that are directly related to a company's products or services. For example, in Phillip Morris Companies, Inc. (Jan. 3, 1996), the Staff

SERVICE EMPLOYEES
INTERNATIONAL UNION
AFL-CIO, CLC

SEIU MASTER TRUST
1313 L Street, N.W.
Washington, D.C. 20005
202.639.0890
800.458.1010

permitted the company to rely on the ordinary business exclusion to omit a proposal requesting that the company "refrain from any and all legislative efforts to preempt local ordinances or rules that concern the sale, distribution, use, display or promotion of cigarettes or other tobacco products." In General Electric Company (Jan. 29, 1997), the Staff allowed omission of a proposal seeking to prohibit the use of company funds to oppose citizen ballot initiatives, reasoning that it was directed at "lobbying activities which relate to the Company's products."

In two instances, the Staff has applied this exception to allow exclusion of proposals dealing with more general political activities, although the scope of this extension appears to be limited to regulated utilities. In NiSource, Inc. (Mar. 22, 2002), which Citigroup cites in the No-Action Request, the proposal sought the elimination of NiSource's political action committee. NiSource, a holding company, contended that state and federal agencies extensively regulate its subsidiaries' routine business activities, including collection practices, maintenance standards, and, in some cases, rates, rates of return and tariffs. NiSource urged that its PACs were critical in helping maintain good relations with legislators and regulators who govern the company's ordinary business operations, and the Staff concurred that exclusion in reliance on Rule 14a-8(i)(7) was permissible.

Baltimore Gas and Electric Company (Dec. 28, 1995) prevailed in a challenge to a similar proposal on ordinary business grounds. BG&E argued that "[i]n the utility industry, interaction with federal, state and local officials is a part of the ordinary course of business, much more so than in general industry and arguably more so than in many other regulated industries such as airlines and banking." BG&E cited as examples the regulation of customer deposit requirements, metering installation and record keeping, as well as the Nuclear Regulatory Commission's regulation of BG&E's Calvert Cliffs Nuclear Power Plant.

Citigroup argues that the reasoning applicable to NiSource and BG&E support exclusion of the Proposal because Citigroup is subject to "a host of legislative and regulatory requirements and limitations." The Staff recently rejected this reasoning in Bank of America (Mar. 10, 2000), where the company challenged a proposal asking it to adopt a policy prohibiting the making or solicitation of political contributions. Bank of America contended that banking was highly regulated, and that interaction with legislators was key to the company's success, making the proposal excludable under the "products or services" line of letters. The Staff disagreed and declined to grant relief. See also General Electric Company (Feb. 22, 2000) (rejecting argument that "[i]t is in fact imperative to GE's ordinary business operations that it maintain the ability to expend corporate funds to participate in the administrative, legislative, and political arenas to inform, support and sometimes oppose, initiatives that affect GE's ordinary business activities and the interests of the Company and its share owners").

More broadly, there are few—if any—companies whose operations are free from significant regulation. Even industries like insurance that are not regulated at the federal level are subject to oversight by state legislators and regulators. Companies that employ any workers must comply with wage and hour laws, health and safety rules and anti-discrimination statutes. Companies devote substantial resources to influencing the legislative and regulatory processes at all levels of government. Drawing the line where Citigroup suggests would allow the limited "products and services" exception, which seems to have been designed to prevent product-related proposals from masquerading as political activity proposals, to swallow up the long-standing position of the Staff that proposals dealing with general political activities do not implicate a company's ordinary business operations.

Citigroup attacks the Proposal on more general ordinary business grounds as well. First, it claims that the Proposal deals with decisions related to the allocation of resources and personnel, which are core management functions. This argument focuses narrowly on one element of the Proposal, taking it out of context. The Proposal seeks disclosure of four items, only one of which is corporate resources and personnel involved in making political contributions. As a whole, the Proposal aims to inform shareholders more comprehensively about the nature and extent of Citigroup's political activity; the deployment of corporate resources is integral to this understanding but is not the sole point of the Proposal. Importantly, the Proposal does not attempt to control how Citigroup allocates resources and personnel, but rather simply asks that shareholders be told about the extent to which corporate resources are being used for political purposes.

Citigroup concludes by contending that the Proposal micro-manages core management functions that are simply too complicated for shareholders to understand and monitor. Initially, it is important to note that the Proposal does not seek to impose any particular standard on Citigroup or to change the way that it approaches political activity, making the charge of micro-management inapt. Moreover, contrary to Citigroup's assertion, shareholders are capable of understanding legislative and political processes and making judgments about Citigroup's participation in them. Indeed, some Citigroup shareholders—public employee pension funds—are themselves creatures of legislation, and their boards include elected officials and their designees. Investment managers that own Citigroup stock likely themselves participate in the political and legislative arenas. Finally, far more complex matters, including transactions involving derivative securities, executive compensation and litigation involving the Company, are required to be disclosed to shareholders in periodic filings mandated by the Commission. There is no reason to believe that shareholders would be unable to make sense of the disclosure sought by the Proposal.

* * * * *

To conclude, Citigroup is not entitled to exclude the Proposal in reliance on the ordinary business exclusion contained in Rule 14a-8(i)(7). If you have any questions or need anything further, please do not hesitate to call me at (202) 639-7612. The Trust appreciates the opportunity to be of assistance to the Staff in this matter.

Very truly yours,

Steve Abrecht
Executive Director of Benefit Funds

SA:BY:bh

cc: Shelley J. Dropkin
Assistant General Counsel
Citigroup, Inc.
Fax# 212-793-7600

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 27, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Citigroup Inc.
Incoming letter dated December 16, 2003

The proposal requests that Citigroup prepare and submit to shareholders a report, updated annually, containing the following: (1) Citigroup's policies for political contributions made with corporate funds, political action committees sponsored by Citigroup, and employee political contributions solicited by senior executives of the company; (2) an accounting of Citigroup's political contributions; (3) a business rationale for each of Citigroup's political contributions; and (4) the identity of the person or persons involved in making decisions with respect to Citigroup's political contributions.

We are unable to concur in your view that Citigroup may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Citigroup may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

John J. Mahon
Attorney-Advisor